

July 5, 2023

Cary Marshall
Chief Financial Officer
Alliance Resource Partners LP
1717 South Boulder Avenue, Suite 400
Tulsa, Oklahoma 74119

   Re: Alliance Resource Partners LP
     Form 10-K for the Fiscal Year ended December 31, 2022
     Filed February 24, 2023
     File No. 000-26823

Dear Cary Marshall:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Exhibits and Financial Statement Schedules
Exhibit 96.5, page 190

1. We note that you have filed a Technical Report Summary for Tunnel Ridge Mine which has been updated to February 2023, to supersede the July 2022 version that you filed with the Form 10-K/A on August 26, 2022, which was necessary to address content deficiencies observed in earlier comments. However, the more recent version excludes content that was previously included or added in response to the earlier comments.

   Please coordinate with the persons at RESPEC who were involved in preparing the document to obtain and file an amended Technical Report Summary that includes all of the required content, including the details necessary to address the following points.

   • Section 2 should include the name and date of the Technical Report Summary that is being updated to comply with Item 601(b)(96)(iii)(B)(2)(v) of Regulation S-K, which appears to be the July 2022 report that updated the February 2022 report.

- Section 18 should include estimates of capital and operating costs, having the major components set out in tabular form, to comply with Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.

- Section 19.1 should include annual cash flow forecasts based on your annual production schedule for the life of the projects, having line item details such as revenues, operating costs, capital expenditures, royalties, taxes, and any other items that must be considered in projecting after tax cash flows, to comply with Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman, Mining Engineer, at 202-551-3610 or Karl Hiller, Branch Chief, at 202-551-3686 if you have any questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation